UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42696

Vantage Corp

(Registrant’s Name)

#07-07, Level 7, 51 Cuppage Road

Singapore 229469

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Sales and Purchase Agreements for Acquisitions

On December 10, 2025, Vantage (BVI) Corporation (“Vantage BVI”), a wholly owned subsidiary of Vantage Corp (the “Company”), entered into three separate Sales and Purchase Agreements (collectively, the “SPAs”) to acquire the following companies: 100% of the issued share capital of PJ Marine Singapore Pte. Ltd.; 60% of the issued share capital of PJ Marine Shanghai Co., Ltd.; and 60% of the issued share capital of Peijun Marine Consultant Co., Limited, for an aggregate consideration of approximately $3.6 million. The total consideration will be settled entirely in cash in two instalments: first payment upon the completion date of each acquisition, and second payment on the first anniversary of the respective completion date.

The Company issued a press release announcing these transactions on December 10, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Updates to the Company’s Share Repurchase Program

In conjunction with the announcement of the foregoing acquisitions, the Company also announced updates to its Share Repurchase Program in the same press release issued on December 10, 2025

This Form 6-K contains forward-looking statements regarding expected synergies and the financial impact of the acquisitions. These statements are based on current expectations and are subject to risks and uncertainties, including integration challenges, regulatory delays, market conditions, and other factors. Actual results may differ materially. The Company does not undertake any obligation to update forward-looking statements.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated December 10, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantage Corp

Date: December 10, 2025	By:	/s/ Andresian D’Rozario
	Name:	Andresian D’Rozario
	Title:	Chief Executive Officer and Director

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